Exhibit 21.1

Weida Communications, Inc.

Subsidiary List

Name of Subsidiary	Ownership	Jurisdiction of Incorporation

SCL Ventures Ltd.	100%	British Virgin Islands
Ocean International Holdings Limited	100%(1)	Hong Kong
Ocean Tian Di Communication Technology Co., Ltd. (Guangzhou)	100%(2)	People’s Republic of China

(1) SCL Ventures Ltd. holds 99.99% of the registered capital of Ocean International Holdings Limited.  The remaining .01% of the registered capital of Ocean International Holdings Limited is held by one of our executives as a nominal holder in order to meet local Hong Kong legal requirements.

(2) Ocean International Holdings Limited holds 100% of the registered capital of Ocean Tian Di Communication Technology Co., Ltd. (Guangzhou), a wholly-owned foreign enterprise established under the laws of the People’s Republic of China.